HIGHLAND FLOATING RATE OPPORTUNITIES FUND II

200 Crescent Court, Suite 700

Dallas, Texas 75201

August 25, 2017

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Angela Mokodean

Re:	Highland Floating Rate Opportunities Fund II (the “Fund”)

(File Nos. 333-219103 and 811-23268)

Dear Ms. Mokodean:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effective date of Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-1A (the “Registration Statement”) be accelerated so that it will become effective on August 29, 2017, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jessica Reece of Ropes & Gray LLP at (617) 235-4636 as soon as the Registration Statement has been declared effective.

Very truly yours,

HIGHLAND FLOATING RATE OPPORTUNITIES FUND II

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Secretary, Principal Financial Officer and Principal Accounting Officer

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

200 Crescent Court, Suite 700

Dallas, Texas 75201

August 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Angela Mokodean

Re:	Highland Floating Rate Opportunities Fund II
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A
1933 Act File No. 333-219103

Dear Ms. Mokodean:

The undersigned, as distributor of the above-captioned Fund, hereby joins in the Fund’s request that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated so that it will become effective on August 29, 2017, or as soon thereafter as practicable.

Very truly yours,

Highland Capital Funds Distributor, Inc.

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Operating Officer